Exhibit 99.1

Americas Gold and Silver Corporation Provides an Operations Update

TORONTO, ONTARIO--November 4, 2021--Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, provides an operations update.

Highlights

  The Cosalá Operations are operational with the San Rafael mine and Los Braceros mill ramping up with full production of approximately 1,800 tonnes per day expected within the next month.
  Concentrate shipments have resumed at the Cosalá Operations with a return to revenue and cash flow generation expected later in Q4-2021.
  The Galena Complex (60% USA/40% Eric Sprott) produced approximately 290,000 ounces of silver and 4.5 million pounds of lead for approximately 480,000 ounces of AgEq1 in Q3-2021, a 35% and 21% increase in silver production over the previous quarter and year, respectively.
  The Phase II drill program at the Galena Complex began in late August 2021. Initial focus is to extend the recently discovered Silver Vein at depth from an eastern drill station on the 5500 Level as well as definition drilling on the 4900 Level. Drill highlights include:
    5500 Level:
      55-222: 2,391 g/t silver and 2.2% copper (2,617 g/t silver equivalent [2]) over 2.2 m [3]
      and: 1,603 g/t silver and 1.6% copper (1,799 g/t silver equivalent) over 1.6 m
      55-190: 1,707 g/t silver and 1.6% copper (1,873 g/t silver equivalent) over 1.5 m
      55-193: 1,208 g/t silver and 1.4% copper (1,347 g/t silver equivalent) over 2.1 m incl: 3,290 g/t silver and 3.0% copper (3,600 g/t silver equivalent) over 0.6 m
    4900 Level:
      49-556: 997 g/t silver, 0.3% lead and 0.9% copper (1,099 g/t silver equivalent) over 1.1 m
      49-566: 1,184 g/t silver, 2.3% lead and 0.8% copper (1,351 g/t silver equivalent) over 1.2 m
      49-595: 508 g/t silver and 32.0% lead (1,663 g/t silver equivalent) over 0.9 m and: 333 g/t silver and 18.6% lead (1,005 g/t silver equivalent) over 6.6 m
  At Relief Canyon, the operation remains temporarily suspended as the metallurgical test work continues with some preliminary positive results. The most recent run-of-mine leach pad continues to leach gold and has recovered over 60% of gold placed on that pad to-date.
  Relief Canyon received approval for its Phase 2 Environmental Impact Study from the BLM. This milestone will allow for an expanded operation once mining resumes
  The Company continues to deliver gold ounces under the Sandstorm agreement and expects to meet its near-term delivery requirements. In the event that the Company is unable to meet its requirements, Sandstorm has agreed to provide equity funding to support any required liquidity in 2022.

1 AgEq results were calculated based on average realized prices for silver and lead for Q3-2021 ($24.17/oz silver and $1.02/lb lead). Note that AgEq is different for production results versus drill results
2 Silver equivalent was calculated using metal prices of $20.00/oz silver, $3.00/lb copper and $1.05/lb lead and equivalent metallurgical recoveries were assumed for all metals (silver, lead and copper).
3 Meters represent “True Width” which is calculated for significant intercepts only and is based on orientation axis of core across the estimated dip of the vein.

“The Cosalá Operations have re-started and will begin to generate revenue and cash flow in the fourth quarter. With the re-opening of the Cosalá Operations, I am confident that the Company will return to positive cash flow generation at current commodity prices, reducing the necessity of further equity financing,” stated Americas Gold and Silver President & CEO Darren Blasutti. “The Galena Complex continues to demonstrate its tremendous upside as demonstrated by the continued quarterly silver production increases and the successful start to the Phase II drill program. The Company expects this trend to continue for the foreseeable future.”

Cosalá Operations

The Cosalá Operations have re-started and all workers have been re-called. The Company has addressed over 95% of the recommendations from the Ministry of Labour report. Outstanding items are longer-term, caused by the 19-month illegal blockade, and administrative.

Production from the San Rafael mine is expected to increase over the next month as the normal mining cycle is re-established. The Los Braceros processing plant will initially be fed with a combination of existing stockpiled ore and new production from the mine. The milling rate is expected to ramp up in tandem with mine production with a goal of processing 1,800 tonnes per day. Including the mill stockpile and the broken ore in the San Rafael mine, the operation has over 20,000 tonnes of ore ready to be processed. Approximately 20 loads of existing concentrate were shipped in late October.

Initial production will focus on the Main Zone consisting of high-grade zinc areas fully developed before the illegal blockade to maximize near-term free cash flow. Over the course of the next six months, the mine will continue development into the Upper Zone, which carries silver grades approximately 5-6 times higher than the Main Zone. Mining the silver-rich areas of the Cosalá Operations is expected to significantly increase silver production to over 2.5 million ounces of silver per year.

Galena Complex

The Phase II drill program at the Galena Complex began in late August 2021. The initial focus is to extend the recently discovered Silver Vein to 800 feet below the 5500 Level before year end. In addition, continued definition drilling from the 4900 Level to define mineral reserves and increase mineral resources adjacent to current production areas is part of the Phase II plan. To date, the Silver Vein has been delineated to approximately 350 ft below the 5500 Level. Drilling will continue at depth until the end of 2021.

As part of the 5500 Level Phase I drilling (completed in June 2021) targeting the Silver Vein, the Company also intersected the 220 Vein within close proximity to existing infrastructure. During the Phase II drilling plan, the Company is targeting where the Silver Vein and 220 Vein intersect and Company geologists believe both the width and grade increases at the intersection. A short drill program began in late October to test this area from the 5500 Level. The first of these holes, 55-222, drilled from the western edge of the Silver Vein, is shown below. The Company believes this high-grade area can be exploited in the near term and positively impact silver production. Mining of the Silver Vein will resume in late November and continue into 2022. This is expected to increase silver production and profitability of the operation even before the new hoist is installed in Q3-2022.

Drill highlights include the following:

5500 Level:

  55-190: 1,707 g/t silver and 1.6% copper (1,873 g/t silver equivalent) over 1.5 m
  55-193: 1,208 g/t silver and 1.4% copper (1,347 g/t silver equivalent) over 2.1 m including: 3,290 g/t silver and 3.0% copper (3,600 g/t silver equivalent) over 0.6 m
  55-195: 1,456 g/t silver and 1.4% copper (1,603 g/t silver equivalent) over 1.7 m
  55-197: 1,250 g/t silver and 1.4% copper (1,390 g/t silver equivalent) over 0.5 m and: 1,015 g/t silver and 1.2% copper (1,137 g/t silver equivalent) over 0.5 m
  55-198: 1,560 g/t silver and 1.2% copper (1,573 g/t silver equivalent) over 1.6 m and: 1,073 g/t silver, 15.2% lead and 0.5% copper (1,674 g/t silver equivalent) over 3.5 m
  55-222: 1,377 g/t silver and 1.6% copper (1,536 g/t silver equivalent) over 0.9 m and: 1,603 g/t silver and 1.6% copper (1,799 g/t silver equivalent) over 1.6 m and: 2,391 g/t silver and 2.2% copper (2,617 g/t silver equivalent) over 2.2 m

4900 Level:

  49-556: 997 g/t silver, 0.9% copper and 0.3% lead (1,099 g/t silver equivalent) over 1.1 m
  49-566: 393 g/t silver and 19.8% lead (1,109 g/t silver equivalent) over 0.6 m and: 1,184 g/t silver, 0.8% copper and 2.3% lead (1,351 g/t silver equivalent) over 1.2 m and: 413 g/t silver and 16.9% lead (1,030 g/t silver equivalent) over 3.9 m
  49-590: 551 g/t silver and 18.5% lead (1,231 g/t silver equivalent) over 1.5 m
  49-595: 508 g/t silver and 32.0% lead (1,663 g/t silver equivalent) over 0.9 m and: 333 g/t silver and 18.6% lead (1,005 g/t silver equivalent) over 6.6 m

A full table of the drill results can be found at: https://americas-gold.com/site/assets/files/4297/dr20211104.pdf

Figure 1: Silver Vein Exploration Drilling

Graphic: Americas Gold and Silver Corporation

The goal of Phase II drilling is to add significant mine life in known vein systems and to discover new ore bodies both at depth and near surface. Drilling at depth will continue to focus on the three south-east plunging veins which include the 72 Vein, the Silver Vein and the down-dip extension of the 360 Complex. The Company is targeting an additional 50 million ounces of silver from the Phase II drilling program (100% basis).

The Company considered fiscal 2021 as a transitional year at the Galena Complex however the operation has already benefited from the Recapitalization Plan with silver and lead production continuing to increase on a yearly and quarterly basis. The Company is targeting to increase production to a 2 million ounce per year plan by the end of 2022 and, in the longer term, assuming continued exploration success, the Company anticipates the operation will again reach peak historical annual production levels of approximately 5 million ounces per year.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company owns and operates the Relief Canyon mine in Nevada, USA, the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

For more information:
Stefan Axell	Darren Blasutti
VP, Corporate Development & Communications	President and CEO
Americas Gold and Silver Corporation	Americas Gold and Silver Corporation
416-874-1708	416‐848‐9503

Technical Information and Qualified Persons

The scientific and technical information relating to the operation of the Company’s material operating mining properties contained herein has been reviewed and approved by Daren Dell, P.Eng., Chief Operating Officer of the Company. The scientific and technical information relating to mineral resources and exploration contained herein has been reviewed and approved by Niel de Bruin, Director of Geology of the Company. Each of Messrs. Dell and de Bruin are "qualified persons" for the purposes of NI 43-101.

The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR at www.sedar.com, and EDGAR at www.sec.gov contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

The diamond drilling program used NQ-size core. Americas Gold and Silver’s standard QA/QC practices were utilized to ensure the integrity of the core and sample preparation at the Galena Complex through delivery of the samples to the assay lab. The drill core was stored in a secure facility, photographed, logged and sampled based on lithologic and mineralogical interpretations. Standards of certified reference materials, field duplicates and blanks were inserted as samples shipped with the core samples to the lab.

Analytical work was carried out by American Analytical Services Inc. (“AAS”) located in Osburn, Idaho. AAS is an independent, ISO-17025 accredited laboratory. Sample preparation includes a 30-gram pulp sample analyzed by atomic absorption spectrometry (“AA”) techniques to determine silver, copper, and lead, using aqua regia for pulp digestion. Samples returning values over 514g/t Ag are re-assayed using fire-assay techniques for silver. Additionally, samples returning values over 23% Pb are re-assayed using titration techniques.

Duplicate pulp samples were sent out quarterly to ALS Global, an independent, ISO-17025 accredited laboratory based in Reno, Nevada to perform an independent check analysis. A conventional AA technique was used for the analysis of silver, copper and lead at ALS Global with the same industry standard procedures as those used by AAS. The assay results listed in this report did not show any significant contamination during sample preparation or sample bias of analysis.

All mining terms used herein have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. These standards differ significantly from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws.  Forward-looking information includes, but is not limited to, Americas Gold and Silver’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other precious metals, the expected prices of gold, silver and other precious metals, as well as the related costs, expenses and capital expenditures; the recapitalization plan at the Galena Complex, including the expected production levels and potential additional mineral resources thereat; the resumption of mining and processing operations at  the Cosalá Operations following the resolution of the illegal blockade, including expected production levels and the continuity of legal access for employees and contractors; the expected capital costs required in connection with the resumption of mining and processing operations at the Cosalá Operations; the expectations regarding the level of support from the Mexican government with respect to the long-term stability of Cosalá Operations, and its ability to maintain such support in the near- and long-term; the Company’s production, development plans and performance expectations at the Relief Canyon Mine and its ability to finance, develop and operate Relief Canyon, including  any expected improvement of operations and overall project economics in connection therewith, the timing and conclusions of the data compilation and analysis occurring at Relief Canyon  the length of time of the temporary suspension in mining operations at Relief Canyon..  Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance.  Forward-looking information is based on the opinions and estimates of Americas Gold and Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information.  With respect to the business of Americas Gold and Silver, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic; the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Relief Canyon Project; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades  and other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments and other risks of the mining industry.  The potential effects of the COVID-19 pandemic on our business and operations are unknown at this time, including the Company’s ability to manage challenges and restrictions arising from COVID-19 in the communities in which the Company operates and our ability to continue to safely operate and to safely return our business to normal operations.  The impact of COVID-19 on the Company is dependent on a number of factors outside of its control and knowledge, including the effectiveness of the measures taken by public health and governmental authorities to combat the spread of the disease, global economic uncertainties and outlook due to the disease, and the evolving restrictions relating to mining activities and to travel in certain jurisdictions in which it operates.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended.  Readers are cautioned not to place undue reliance on such information.  Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas Gold and Silver’s filings with the Canadian Securities Administrators on SEDAR and with the SEC.  Americas Gold and Silver does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.  Americas Gold and Silver does not give any assurance (1) that Americas Gold and Silver will achieve its expectations, or (2) concerning the result or timing thereof.  All subsequent written and oral forward‐looking information concerning Americas Gold and Silver are expressly qualified in their entirety by the cautionary statements above.